CUSIP No. 369822507

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D/A (Amendment No. 3) Under the Securities Exchange Act of 1934
General Finance Corporation
(Name of Issuer)
9.00% Series C Cumulative Redeemable Perpetual Preferred Stock
(Title of Class of Securities)
369822507
(CUSIP Number)
Karl I. Swaidan Hahn & Hahn LLP 301 E. Colorado Boulevard, 9 th Floor Pasadena, California 91101-1977 (626) 796-9123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,408 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,408 ( [1] )
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408 ( [1] )
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN
(1)
Mr. Havner and his wife, LeeAnn R. Havner ("Mrs. Havner"), are Co-Trustees of The Havner Family Trust (the "Trust").  The Trust owns 2,408 Shares.  As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own all of the Shares held by the Trust.

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,408 ( [1] )
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,408 ( [1] )
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN
(1)
Mrs. Havner and her husband Ronald L. Havner, Jr. ("Mr. Havner"), are Co-Trustees of The Havner Family Trust (the "Trust").  The Trust owns 2,408 Shares.  As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own all of the Shares held by the Trust.

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,408 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,408 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO
(1)
The Trust owns 2,408 Shares.  Ronald L. Havner, Jr. and his wife, LeeAnn R. Havner, are the Co-Trustees of the Trust.

CUSIP No. 369822507

SCH EDULE 13D

Item 1.	Security and Issuer

This Amendment No. 2 ("Amendment") amends and supplements the Statement on Schedule 13D originally filed on November 20, 2017, as amended by that certain Schedule 13D/A filed on November 21, 2017 and that certain Schedule 13D/A filed on April 10, 2020 (collectively, the "Schedule 13D").  The securities to which this Amendment relates are shares of 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Shares" or the "Series C Preferred Stock") of General Finance Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 39 East Union Street, Pasadena, California 91103. Except as set forth herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

This statement is being filed jointly by Ronald L. Havner, Jr. ("Mr. Havner"), LeeAnn R. Havner ("Mrs. Havner"), and The Havner Family Trust (the "Trust) (collectively, the "Reporting Persons").  Neither the present filing nor anything contained herein shall be construed as an admission that the Trust or Mr. and Mrs. Havner constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Trust and Mr. and Mrs. Havner constitute a "group" for any purpose.

Mr. and Mrs. Havner are husband and wife and the Co-Trustees of the Trust.  Each of the Reporting Persons has a business address c/o Public Storage, Inc., 701 Western Avenue, Glendale, California 91201.

Mr. Havner is the Chairman and former Chief Executive Officer of Public Storage, Inc., a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use.  The principal business address of Public Storage, Inc. is 701 Western Avenue, Glendale, California 91201.  Mr. Havner is a citizen of the United States of America.

Mrs. Havner is a philanthropist and engaged in a variety of charitable activities.  Mrs. Havner is a citizen of the United States of America.

The Trust is a trust formed under the laws of the State of California.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

Not Applicable

Item 4.	Purpose of Transaction

Not Applicable

CUSIP No. 369822507

Item 5.	Interest in Securities of the Issuer

During the last 60 days, the Trust has purchased 2,408 shares. The Reporting Persons continue to be beneficial owners of less than five percent of the shares as of April 14, 2020.

The percentages of beneficial ownership set forth in this Amendment have been determined based on the 400,000 Shares outstanding as of December 31, 2019 as reported in the Issuer's Form 10-Q filed on February 10, 2020.

Item 5.	Contracts , Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit

Description of Exhibits

99.1

Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

CUSIP No. 369822507

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 14, 2020

Signature:	/s/ Ronald L. Havner, Jr.

Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner

Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ LeeAnn R. Havner

Name:	LeeAnn R. Havner
Title:	Trustee

Signature:	/s/ Ronald L. Havner, Jr.

Name:	Ronald L. Havner, Jr.
Title:	Trustee